Mail Stop 3561

June 5, 2008

Via Fax & U.S. Mail

Ms. Kim R. Payne
Chief Financial Officer
3585 Engineering Drive
Norcross, Georgia 30092

   Re: Primedia Inc.
     Form 10-K for the year ended December 31, 2007
     Filed March 17, 2008
     File No. 001-11106

Dear Ms. Payne:

  We have reviewed your response letter dated May 9, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2007

Audited Financial Statements

Statements of Cash Flows, page 42

Ms. Kim R. Payne
Primedia Inc.
June 5, 2008
Page 2

1. We note from your response to our prior comment 4 that included in the line item
    titled "accretion of acquisition obligation and other" was a $2.1 million change in
    the fair value of a forward agreement. Please provide us more details about, and
    disclose in the notes to the financial statements in future filings, the nature and
    amount of the forward agreement including the period of time for settlement and
    any other amounts recorded on the balance sheet for this agreement.

                                   ****

        You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305
if you have questions regarding comments on the financial statements and related
matters. Please contact me at (202) 551-3813 with any other questions.

                                              Sincerely,

                                              Linda Cvrkel
                                              Branch Chief